EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

October 29, 2009

TSX Venture Exchange:    EMR

 OTC Bulletin Board:         EGMCF

 U.S. 20-F Registration:       000-51411

 Frankfurt Stock Exchange: EML

EMGOLD CLOSES INTERIM FINANCING

Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) is pleased to announce the successful closure of a non-brokered “friends and family” bridge financing private placement of 3,500,000 Units at the price of USD$0.05 per Unit, each Unit consisting of one common share of the Company and one non-transferable share purchase warrant (the “Warrant”).  Gross proceeds from the financing will be USD$175,000.

Each Warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.10 per share for the first year and at a price of US$0.15 per share for the second year.  A finder's fee equal to 10% of the subscription proceeds will be paid for services rendered in introducing certain subscribers to the offering.  The shares and warrants issued in connection with this non-brokered private placement will be subject to a minimum hold period of four months.  The proceeds from the sale of the Units will be used as general working capital in accordance with the Company’s strategic plan.

On behalf of the Board of Directors,

David G. Watkinson, P.Eng.

President and Chief Operating Officer

For further information please contact:
Jeff Stuart, Manager, Investor Relations
Tel: (604) 687-4622  Fax: (604) 687-4212
Email: info@emgold.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”